UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2020

Sagoon Inc.

(Exact name of registrant as specified in its charter)

Commission File No. 24R-00084

Delaware	20-5886599

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1980 Teasel Ct. Woodbridge, VA	22192

(Address of principal executive offices)	(Zip Code)

703-762-6560

Registrant’s telephone number, including area code

Class C Common Stock

(Title of each class of securities issued pursuant to Regulation A)

TABLE OF CONTENTS

BUSINESS	- 1 -

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	-5 -

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES	-9 -

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS	-11 -

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS	- 11 -

FINANCIAL STATEMENTS FOR THE FISCAL YEARS ENDING DECEMBER 31, 2020 AND DECEMBER 31, 2019	- 12 -

In this Annual Report, the term “Sagoon,” “we,” “us,” “our,” or “the company” refers to Sagoon Inc.

THIS ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE ANNUAL REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

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Item 1. Business

Sagoon Inc. was formed on December 29, 2006, as a Delaware Corporation, (however its operation started in January 2015). Sagoon Inc. also owns Sagoon India Private Limited, a 100% subsidiary company located in New Delhi, India and Sagoon Nepal Private Limited, a 100% subsidiary company located in Kathmandu, Nepal.

The name “Sagoon” is derived from Sanskrit and means “auspicious” or “ushering good results.”

Sagoon is a social commerce platform that helps people to build their social connection and to make their social connection more meaningful, productive and secure with its social path: CONNECT – SHARE – EARN.

Sagoon’s mission is to change the way people use and interact on social media today. Sagoon plans to be a pioneer in monetizing social media, enabling users to earn financial rewards while connecting with others and sharing personal experiences.

We call Sagoon a “social movement” – CONNECT – SHARE – EARN

CONNECT: Sagoon wants people to go beyond simply connecting and instead build meaningful and productive relationships.

SHARE: Sagoon’s aim is to enrich the quality of interactions with friends and loved ones. Users can share knowledge and experience in the form of images, videos and texts.

EARN: Sagoon wants to share its earnings with its users. Users spending time with Sagoon should learn, enjoy, and eventually earn cash rewards.

We aim to be “Social Gifting” company

We believe reinventing the concept of social gifting would improve the relationships of people.

Supported by popular news and media in Nepal and India, we have received extensive media coverage. We currently have approximately 16 full-time and part-time employees based in the United States, India and Nepal. The company’s operations and finance are managed in the United States, technical development is done in India and marketing is carried out from Nepal.

While Sagoon has not yet generated any revenues and there can be no assurance that we will generate revenues in the future, Sagoon has been used by more than 3,000,000 people across the globe. The largest number of our users is in India, followed by Nepal and the United States. We believe we will continue to gain more users internationally. Below is a discussion regarding available platforms for a user to visit, third party analytic tools used during certain periods, and New User acquisitions.

User Information from inception thru December 31, 2017

•	Available platform(s) for users to visit:

o	Website availability for mobile web (browser based) and desktop users

•	Third-party tools used by the company to analyze user activity:

o	Google Analytics

Total New Users since inception increased from 634,681 in 2016 to 1,100,484 as of December 31, 2017. We believe that this was due to the Regulation A campaign that we launched. In addition, we ran a media campaign on Facebook, Google and news media advertisement to assist with raising funds.

User Information from December 31, 2017 to December 31, 2018

•	Available platform(s) for users to visit:

o	Website availability for mobile web and desktop users

o	Android app

•	Third-party tools used by the company to analyze user activity:

o	Google Analytics

o	CleverTap

Total New Users increased from 1,100,484 as of December 31, 2017 to 3,339,945 as of December 31, 2018. We believe that this was due to Android App launching in New Delhi in Jan 2018. Further, Indian and Nepali news media covered the company’s launch event.

In addition to New Users, Google Analytics and CleverTap was able to generate the following data re: user behavior:

•	Returning users, those users who had previously visited the company’s website and then launched the app once it was available (the “Returning Users”) was 1,867,466 users.

•	Total web app users, (i.e. those users that signed up to the site and used it) in 2018 were 371,995 users.

User Information from December 31, 2018 to December 31, 2019

•	Available platform(s) for users to visit:

o	Website availability for mobile web (www.m.sagoon.com) and desktop (www.sagoon.com) users

o	Android app

o	Sagoon Lite (available on Android and iOS as well)

•	Third-party tools used by the company to analyze user activity:

o	Google Analytics

o	CleverTap

Total New Users increased from 3,339,945 as of December 31, 2018 to 4,382,960 as of December 31, 2019. We believe that this was due to release of Sagoon Lite- a light-weight app for low internet connection including, 2G and 3G connection.

User Information from December 31, 2019 to December 31, 2020

•	Available platform(s) for users to visit:

o	Website availability for mobile web (www.m.sagoon.com) and desktop (www.sagoon.com) users

o	Android app

o	Sagoon Lite (available on Android and iOS as well)

•	Third-party tools used by the company to analyze user activity:

o	Google Analytics

o	CleverTap

Total New Users increased from 4,382,960 as of December 31, 2019 to approximately 7,500,000 users as of December 31, 2020. We believe that this was due to release of Sagoon Lite- a light-weight app for low internet connection including, 2G and 3G connection.

The aforementioned figures are management’s best estimates based on data provided by third-party analytics tools the company subscribes to for monitoring app and website use. Via these third-party analytics we are able to distinguish New Users that visit the Sagoon website. Since inception and as of December 31, 2020 a total of approximately 7,500,000 New Users have visited the site.

Although the third-party analytics tools can be helpful in providing data, we have encountered the following risks, limitations and challenges while using them:

•	Recording bot and spam traffic

o	Not every machine that loads our website is being operated by a person. There are many bots that are constantly crawling websites for various reasons.

•	Time on site/Active Users

o

“Time on site”/Active Users is a metric that is always under reported by third-party analytic tools.

When a user loads a page, the exact time that page loads is sent back to the third-party servers. When the next page is loaded, that time is recorded. The servers then do quick math to determine how long the user was on the first page. It becomes problematic on the final page. The servers are unable to determine how long a user spends looking at the final page. Accordingly, we have not included a discussion re: Active Users because it believes the information it has on hand would be misleading.

·	Measuring all users

o

Third-party analytics generally work by loading a snippet of javascript code on each page of a website.

When the page is loaded, the code sends a long string of data back to the servers to be processed.

Not all browsers allow javascript code to run. On top of that, some servers use cookies to track information from a user’s browser. Cookies can be blocked by web browsers and ad blockers.

·	The need for customization

o

Due to our limited management team, we have not yet set up customization protocols. Customization would allow us to measure PDF downloads, video views, and form submissions thus allowing us to gain additional insights into users’ needs/preferences and interest.

The Problem

We have found most of today’s social networks are built around a time-consuming networking concept. We believe, this makes millions of lives unnecessarily complicated. All too often, we have seen our “friends” on social media appearing to enjoy an expensive and exciting lifestyle. In the end, this doesn’t usually provide a solution to our needs; instead, it creates envy and social isolation.

As a result, many people are searching for new ways to engage with real friends and create more meaningful relationships, while spending their time productively. Sagoon aims to change the way people use and interact on social media, with an online shopping and gifting feature.

Major features include:

·	Story sharing

·	Mood Talk

·	Social Shopping/Gifting

At present, Sagoon is used by people of all ages. The primary product allows for the building of social connections and the sharing of stories, both publicly and privately. Additionally, it provides for the organization of daily tasks and schedules and the ability to “chat” seamlessly through MoodTalk. The current features are available on Android iOS and Web.

Features Currently Available on the Android, iOS and Web Platform:

·	Share Story– a messaging service with a 220-character limit. Users can post messages as ‘Open Secrets,” allowing all contacts to view, like or dislike,.

·	MoodTalk – an online “chat” tool that helps you to communicate using “moods” (happy, sad, sick, awesome, etc.), letting your moods do the talking while you chat. Chats also vanish automatically after 24 hours.

·	Sagoon Lite - Sagoon Lite is a simple way to capture and share world’s hidden stories. People express FREELY by sharing their interests, experiences, knowledge and moments: what’s happening around you every day? The Sagoon Lite app is small, so it saves data on your phone, loads swiftly and runs efficiently on all connections including 2G and 3G networks.

·	Social Smart Card: The Social Smart Card is a digital card for all the shopping and gifting needs of users. It will allow Sagoon users to earn money while shopping, redeeming coupons and gifting their loved ones.

Why We Believe Sagoon is a Game Changer

We believe that Sagoon’s platform will be a pioneer in its field with the innovative idea that users can make social connections while also sharing personal stories and earning money. Once users sign up, they will receive a “digital Smart Card” that allows users to redeem coupons, give gifts, and also earn financial rewards.

The Market

We are global. Our first target markets include the United States and South Asia. The United States and South Asia have 1.1 billion internet and social media users. India, by contrast, has up to 627 million internet and social media users.

The United States and India have a combined $300 billion gifting and advertising markets. During 2017 the United States generated $41 billion from ad revenue in the social network advertising space. By contrast, during 2016 $31 billion worth of digital coupons was sold in the U.S. and $14 billion was sold in India. The total digital gift card volume is projected to reach $750 billion in the U.S. by 2024 and $14 billion in India by 2024.

Technology

Sagoon’s technology eliminates many barriers that exist in traditional methods of computing and therefore makes its process faster and less expensive. Sagoon was developed based on the latest technology and plans to use semantic technology and Natural Language Process, Machine Learning, Artificial Intelligent and Blockchain methods in future. We believe utilizing the aforementioned technology will result in significant savings in energy costs and data security.

Key People

·	Govinda Giri, founder of Sagoon, has more than 15 years of experience in Information Technology Enterprise Solutions, working with both the U.S. government and with private companies. Giri runs the company and as “chief architect” at Sagoon builds products and core technology.

·	Swati Dayal, co-founder, has more than eight years of experience working in the web and mobile space, and carries out the day-to-day work of Sagoon India, a private limited company wholly owned by Sagoon Inc.

In addition, Sagoon currently employs a key management team and approximately 16 full time employees, in India, US and Nepal. The management team continues to hire software developers and engineers and management to scale the business as needed.

Marketing and Advertising

At this time, our marketing efforts are minimal due to budgetary constraints. Currently, we reach out to potential users through social media campaigns, published news articles and content marketing. Sagoon intends to accept advertising by the end of 2020. We believe that this creates a spin cycle of positive outcomes: advertising attracts more users; an increased number of users attracts more advertising; and more advertising produces more revenue that is then shared by users.

Why Equity Crowdfunding?

The growth of Sagoon was fueled and funded by a group of believers mostly from the United States and Canada based Nepali and Indian communities through private placements and Regulation A offerings. Sagoon’s business model is to share its revenue with every individual user. Sagoon believe to empower users by giving them an opportunity to earn money. The crowdfunding model is a perfect fit.

The launch of the JOBS Act and expansion of Regulation A makes it possible for us to raise capital from thousands of fans using an equity crowdfunding model. Through this Offering Circular, Sagoon is offering an investment opportunity to people around the world who love our products and believe in our vision, regardless of how wealthy they may be.

Our Competitors

Our direct and indirect competitors are social media networks who offer photo-sharing features like Snapchat, Instagram and Facebook and e-commerce businesses who offer digital gift cards and coupons like Wrapp and Giftly. However, no other online social network easily combines, in one place, the ability for users to share revenue, shop, gift, schedule events, and socialize.

Litigation

The company has no litigation pending and the management team is not aware of any pending or threatened legal action relating to the company business, intellectual property, conduct or other business issues.

Item 2.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Annual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this Annual Report.

Sagoon Inc. was formed December 29, 2006, as a Delaware Corporation, for the general purpose of owning and operating the Sagoon website, however, its operation started in January 2015. Sagoon has not generated any revenues.

Years Ended December 31, 2020 and 2019

Results of Operations

The company has never realized net profits and has been operating at a net loss since inception.

Revenue: For the years ended December 31, 2020 and 2019 we generated no revenue. We anticipate that we will eventually generate revenue through advertising and commissions from selling gift cards and coupons.

Operating Expenses: Operating expenses for the years ended December 31, 2020 and 2019 were $962,043 and $651,086 respectively, an 47.8% increase year-over-year. We attribute this increase primarily to increased spending on sales and marketing and research and development. Sales and marketing increased from $102,705 to $312,755. Research and development costs increased from $194,867 to $247,418, general and administrative expenses increased from $353,514 to $401,870.

General and administrative: General and administrative expenses for the years ended December 31, 2020 and 2019 were $401,870 and $353,514 respectively, a 13.7% increase year-over-year. In addition, due to the increase in available capital, the company was able to slightly increased expenditures related to salaries and wages and professional. Salaries and wages increased from $78,113 to $111,847 for the years ended December 31, 2019 and 2020, respectively.

Sales and marketing: Sales and marketing expenses for the years ended December 31, 2020 and 2019 were $312,755 and $102,705, respectively, a 204.5% increase year-over-year. The increase was primarily due to the increased amount of capital in 2020 and therefore the company was able to increase their sales and marketing expenses to promote their product in obtaining additional users.

Research and development: Research and development expenses for the years ended December 31, 2020 and 2019 were $247,418 and $194,867, respectively, a 27.0% increase year-over-year. The increase was primarily due to the availability of capital in 2020 contributed to the company’s increase in spending.

Other Expense: Other expense for the years ended December 31, 2020 and 2019 was $(112,701) and $(87,295), respectively, a 29.1% increase year-over-year. The overall increase was due to more interest expense due to an initial increase in notes payable for which payments to reduced commenced near the end of 2020. A of December 31, 2020, the company had 16 full-time and part-time employees representing approximately $90,000 in monthly operating expenses.

Net Loss: As a result of the foregoing, net loss for the years ended December 31, 2020 and 2019 was ($1,074,744) and ($738,381), respectively.

Liquidity and Capital Resources

We had net cash of $364,871 and $110,493 at December 31, 2020 and 2019, respectively.

During the years ended December 31, 2020 and 2019, we used cash flows in operations in the amounts of ($964,888) and ($645,630), respectively. Cash used in investing activities during the years ended December 31, 2020 and 2019, was $0 and $0, respectively. To date investing activities have been minimal and have consisted with the purchase of property and equipment used in our operations.

Cash provided by financing activities during the years ended December 31, 2020 and 2019 was $1,207,102 and $543,707, respectively. Since inception, the company has been dependent upon the sale of common stock, proceeds from notes payable and short-term advances from related parties.  During the year ended December 31, 2020, the company sold 59,267 shares of Class C common stock at prices ranging from $23 - $30 per share for gross proceeds of $971,479. The company may continue to pursue additional funding through the sale of its securities utilizing Rule 506(c) of Regulation D or other private offerings in order to meet its liquidity obligations. Such sales may be on similar or different terms than those included in our ongoing Regulation A offering.

Since inception, the company's Chief Executive Officer and various shareholders have funded operations through loans and personal loans received and the proceeds being remitted to the company. As of December 31, 2020, and 2019, principal amounts due to the Chief Executive Officer and shareholders under these loans were $258,297 and $256,797. The company’s total liabilities at December 31, 2020 were $1,512,318.

Further, due to the impact of COVID-19 on the company, the company applied for and received $125,000 in payroll protection program loans (“PPP”). These loans provide for certain funding based on previous employment which in part may be forgivable under certain conditions. The remaining portion needs to be repaid over 18 months with a 10-month moratorium on payments and carry a 1% annual interest rate. These loans require no collateral nor personal guarantees. In June 2020, the company received a $150,000 economic injury disaster loan (“EIDL”). The loan accrues interest at a rate of 3.75% annually and is collateralized by all personal property and intangible assets of the company. The loan has a 12-month moratorium on payments, after which monthly principal and interest payments of $731 will be made through the maturity date of June 2050.

Plan of Operations

The company is not currently profitable, it believes it may take at least three years to reach profitability based on projections. The company’s plan of operations over the next twelve months consists of the following:

Product Development and Support

•	Continue development and rollout of features on mobile apps and desktop services applications.

Product Infrastructure and Proprietary Technology

•	Scale the platform to support millions of users engaging with each other and engagement.

•	Develop a robust and a scalable mobile application infrastructure to support multiple vendors’ mobile devices.

Business Development, Marketing and Office Expansion

•	Develop partnership with retail vendors and sell channels to implement “Social Smart Card” in India and Nepal.

•	Run events for product launch, branding and tradeshow.

The company believes that it requires approximately $2 million to conduct planned operations for the next 12 months. The company believes that the resources it currently has on hand would permit planned operations for four months. The company anticipates that it may attempt to raise additional capital through the sale of additional securities in additional offerings, or through other methods of obtaining financing such as through loans or other debt. The company cannot assure that it will have sufficient capital to finance its growth and business operations in the future or that such capital will be available on terms that are favorable to it or at all. The company is currently incurring operating deficits that are expected to continue for the foreseeable future.

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic, which continues to spread throughout the United States. While the disruption is currently expected to be temporary, there is uncertainty around the duration. Below is a discussion regarding certain circumstances related to COVID-19 affecting the company:

Ongoing Fundraising: The company is dependent on fundraising activities through Rule 506(c) of Regulation D, and Regulation A to support operations until the company is able to generate revenues through advertising and commissions from the sale of gift cards and coupons. As a result of the economic disruption caused by COVID-19, the company has experienced a decline in investment interest, which may impact the company’s ability to continue operations.

Product Release Delay: Daily operation, product development and product release has slowed greatly due to the stay-at-home orders issued in Virginia and India. The company expects that this may result in delays regarding product development and product release dates.

Anticipated Operational Changes: The company is exploring all available avenues to reduce operating costs other than laying off employees. Areas the company intends to reduce expenses for the foreseeable future include office space leases and marketing.

Although the company is not yet generating revenue and is not currently profitable, we believe we have in place a strategy to begin generating revenues and accelerating user acquisition. Our revenue strategy is centered on commissions for sales of gift cards, increased user engagement from the Social Smart Card, and higher value display advertising resulting from that increased user engagement. We believe we will be able to begin generating revenues from each of these revenue categories in 2020.

Trend Information

 Sagoon’s target market encompasses the world’s 1.1 billion social media users in the United States and South Asia. Sagoon has a strong media reputation in South Asia. In addition, it has more than 147,000 Facebook followers globally.

The company currently has no sales and limited marketing and/or distribution capabilities. The company has limited experience in developing, training or managing a sales force and will incur substantial additional expenses if it decides to market any of its current and future products. Developing a marketing and sales force is also time consuming and could delay launch of our future products. In addition, the company will compete with many companies that currently have extensive and well-funded marketing and sales operations. Sagoon’s marketing and sales efforts may be unable to compete successfully against these companies. In addition, the company has limited capital to devote sales and marketing.

The company's industry is characterized by rapid changes in technology and customer demands. As a result, the company's products may quickly become obsolete and unmarketable. The company's future success will depend on its ability to adapt to technological advances, anticipate customer demands, develop new products and enhance its current products on a timely and cost-effective basis.

Update Since the Initial Regulation A Offering

 In July 2017, the company commenced its initial Regulation A offering. The Regulation A offering consisted of Class C Common Stock. The company sold a total of $4,587,133 in Class C Common Stock under that Regulation A offering, which closed in July 26, 2018.

In July 2018, we launched an offering under Regulation CF, which to date has raised gross proceeds of $202,469.

In May 2019, the company commenced a Regulation D offering. The Regulation D offering consists of Class C Common Stock, offered at $23 per share. As of December 31, 2019, the company sold a total of $300,065 in Class C Common Stock under the Regulation D offering.

Since the Regulation A offering, Sagoon has taken numerous steps to further its social media footprint. In January 2018, Sagoon launched Android App and in January 2019, Sagoon launched Sagoon Lite on iOS, Android and web desktop. In October, 2019, Sagoon launched “Social Smart Card. In addition, we continue to develop our platform to support our growing user base.

Going Concern

The company’s independent auditor, Artesian CPA, LLC audited the company’s consolidated financial statements as of December 31, 2020 assuming that the company will continue as a going concern. The company has not generated profits since inception, has sustained comprehensive losses of $1,062,580 and $750,977 for the years ended December 31, 2020 and 2019, respectively, and has an accumulated deficit of $10,341,983 as of December 31, 2020. The company lacks liquidity to satisfy obligations as they come due and current liabilities exceed current assets by $652,447 as of December 31, 2020. These factors, among others, raise substantial doubt about the company’s ability to continue as a going concern.

Impact of COVID-19 on Our Operations

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic, which continues to spread throughout the United States. While the disruption is currently expected to be temporary, there is uncertainty around the duration.

As disclosed in our offering circular filed as part of our Form 1-A on February 14, 2020, and supplemented on February 26, 2020, the company is dependent on fundraising activities through Rule 506(c) of Regulation D, and Regulation A to support operations until the company is able to generate revenues through advertising and commissions from the sale of gift cards and coupons. As a result of the economic disruption caused by COVID-19, the company has experienced a decline in investment interest, which may impact the company’s ability to continue operations.

Daily operation, product development and product release has slowed greatly due to the stay-at-home orders issued in Virginia and India. The company expects that this may result in delays regarding product development and product release dates.

The company is exploring all available avenues to reduce operating costs other than laying off employees. Areas the company intends to reduce expenses for the foreseeable future include office space leases and marketing.

Circumstances related to COVID-19 affecting the company:

•	Ongoing Fundraising
o	As disclosed in our offering circular filed as part of our Form 1-A on February 14, 2020, and supplemented on February 26, 2020, the company is dependent on fundraising activities through Rule 506(c) of Regulation D, and Regulation A to support operations until the company is able to generate revenues through advertising and commissions from the sale of gift cards and coupons. As a result of the economic disruption caused by COVID-19, the company has experienced a decline in investment interest, which may impact the company’s ability to continue operations.

•	Product Release Delay
o	Daily operation, product development and product release has slowed greatly due to the stay-at-home orders issued in Virginia and India. The company expects that this may result in delays regarding product development and product release dates.
•	Anticipated Operational Changes
o	The company is exploring all available avenues to reduce operating costs other than laying off employees. Areas the company intends to reduce expenses for the foreseeable future include office space leases and marketing.
•	Government Loans
o	The company received $125,000 in payroll protection program loans (“PPP”). These loans provide for certain funding based on previous employment which in part may be forgivable under certain conditions. The remaining portion needs to be repaid over 18 months with a 10-month moratorium on payments and carry a 1% annual interest rate. These loans require no collateral nor personal guarantees.
o	In June 2020, the company received a $150,000 economic injury disaster loan (“EIDL”). The loan accrues interest at a rate of 3.75% annually and is collateralized by all personal property and intangible assets of the company. The loan has a 12-month moratorium on payments, after which monthly principal and interest payments of $731 will be made through the maturity date of June 2050.

Recent Offerings of Securities and Outstanding Debt

During the past three years, the company has engaged in the following offerings of securities:

•	Commencing on September 1, 2015 and through March 27, 2017, the company sold $296,500 in notes payable, with an interest rate of 8% and payment due on demand, pursuant to Rule 506(b) of Regulation D. The company used the proceeds from that offering for general operations.
•	From August thru October, 2016 the company sold $110,000 in convertible notes to 5 holders. The convertible notes have an interest rate of 15% and maturity dates three years from the date of issuance (dates ranging from August to October 2019). The convertible notes were sold pursuant to Rule 506(b) of Regulation D. The company used the proceeds from that offering for general operations.
•	In October, 2016, the company sold $300,000 in notes payable, with an interest rate of 12% and maturity date of October 1, 2018, pursuant to Rule 506(b) of Regulation D. The company used the proceeds from that offering for general operations.
•	From August to December, 2016 the company sold $90,000 in notes payable to various shareholders. The notes payable has interest rates ranging from 8%-12% and maturity dates one year from the date of issuance (dates ranging from August to December 2017). The notes payable were sold pursuant to Rule 506(b) of Regulation D. The company used the proceeds from that offering for general operations.
•	In August 2016, the company sold 8,501 shares of Class C common stock, pursuant to Rule 506(c) of Regulation D. The company used the proceeds from that offering for general operations.
•	During September, 2016, the company sold 96,057 shares of Class C common stock, pursuant to Rule 506(b) of Regulation D. The company used the proceeds from that offering for general operations
•	The company sold a total of $4,587,133 in Class C Common Stock under a Regulation A offering which closed in July 26, 2018.The company sold a total of $202,469 in Class C Common Stock under a Regulation CF offering which closed in January 2019.
•	On November 28, 2018, the company entered into an investment agreement with HT Singapore. The agreement is valued at up to $5,000,000. As consideration to entering into the investment agreement and related documents Sagoon has provided HT Singapore with a warrant to acquire a certain number of Class C Common Stock of the company. 152,174 shares of Class C Common Stock have been reserved in the event the warrant is exercised.
•	On April 22, 2019, the company entered into a Loan Agreement with Chetnath Bhandari. The loan is for $25,000. Bhandari has the option to convert his loan into company stock or convertible note at the valuation of a later funding round. The annual interest rate is 8%. The company used the proceeds from that offering for general operations.
•	On September 9, 2019, the company entered into a Loan Agreement with Gunaraj Luitel. The loan is for $25,000. Luitel has the option to convert his loan into company stock or convertible note at the valuation of a later funding round. The annual interest rate is 6%. The company used the proceeds from that offering for general operations.
•	From May 2019 until December 31, 2019 the company sold 13,045 shares of Class C Common Stock, pursuant to Rule 506(b) of Regulation D. The company used the proceeds from that offering for general operations.
•	On February 24, 2020 the company commenced a Regulation A offering. As of December 31, 2020, the company sold 11,980 shares of Class C Common Stock, pursuant to Regulation A. The company used the proceeds from that offering for general operations.
•	During the year ended December 31, 2020, the company borrowed a total of $94,000, for which proceeds of $75,000 were received from a third party. The note incur interest at 7.5% per annum to 8% per annum and matures in March 2021. The company used the proceeds from that offering for general operations.
•	During the year ended December 31, 2020, the company sold 59,267 shares of Class C Common Stock, pursuant to Rule 506(b) of Regulation D and a offering under Regulation A for gross proceeds of $971,479. The company used the proceeds from that offering for general operations.

Item 3.

Directors, Executive Officers and Significant Employees

The directors, executive officers and significant employees of the company as of December 31, 2020 are as follows:

Name	Position	Age	Term of Office	Full or part time
Executive Officers:
Govinda Giri	Chief Executive Officer	52	9/2013 to present	Full
Swati Dayal	Chief Operations Officer	31	9/2013 to present	Full
Kabindra Sitoula	Chief Marketing Officer	50	7/2014 to present	Full

Directors:
Govinda Giri	Director	52	9/2013 to present	Full

GOVINDA GIRI, FOUNDER AND CEO

Govinda Giri - the founder and CEO of Sagoon has studied Economic and Computer Science from Nepal and United States.  He has more than 20 years of working experience in management and IT solutions. Prior to launching Sagoon, he had worked for L3 Communication at Pentagon for 11 plus years as an IT support engineer in the Department of Army, Pentagon.  In September 2013, he quit his job and started developing the social commerce platform, which became Sagoon.

At Sagoon, Mr. Giri is responsible for deciding the overall direction of the company and product strategy. His expertise in network design and development of communication tools allows him to fulfill his role of “chief architect” at Sagoon. Additionally, he manages the service and development of Sagoon’s core technology and infrastructure.

Mr. Giri is a Cisco-certified network professional and a Microsoft-certified system engineer, who holds a provisional patent for Random Vector Model Information Relation Method, a core technology developed to resolve computing problems. He has received many awards and accolades due to his contributions to the IT sector.

Born and raised in Nepal, Giri has been based in Washington, DC for over 25 years.

SWATI DAYAL, CO-FOUNDER

Swati Dayal- Co-founder of Sagoon, has over eight years of experience in web and mobile product design and development. Prior to joining Sagoon in 2014, she worked at Sparx Technologies (located in Noida, India) as a Senior UI/UX designer for Mobile and Web for more than 5 years. Ms. Dayal is Product and Operations Head at Sagoon, and is responsible for developing innovative products; managing operational systems; strategic planning, process and policy; and the successful delivery of the company’s goals and objectives.

KABIN SITOULA, CO-FOUNDER

Kabin Sitoula- Co-founder of Sagoon brings over 20 years of experience in finance and marketing in the private sector to his role as Sagoon’s community outreach specialist. Prior to joining Sagoon in 2014, Mr. Sitoula worked at Premier Financial Alliance as the qualified field director for more than 4 years. At Sagoon, he is responsible for building market strategies, and raising funds and awareness among the members of the local community. He currently works part-time with the company and is also a self-employed realtor and insurance agent.

DR. SATYAM PRIYADARSHY, ADVISOR

Dr. Satyam Priyadarshy, Ph.D., MBA served as Chief Technology Officer of RKA Enterprises LLC. Dr. Priyadarshy serves as Advisor of VendorStack, Inc. Dr. Priyadarshy has over 20 years of technology expertise and extensive business acumen. Before joining Foodem.com, he served as Chief Knowledge Officer of Network Solutions, LLC. He had Network Solutions a wealth of expertise including strategic, business, and technology consulting. He also co-founded RKR Group, Inc. He has 9+ years of experience at the leading Internet company (AOL) in various roles. In his last role, he was the co-founder of AOL Research Labs, in the office of the CTO. He has held many academic positions in different continents He held various positions including Senior Research Scientist among others at AOL, a unit of Time Warner, as well as multiple scientific positions at Rutgers, University of Pittsburgh, and The University of Sydney, Australia. He is an adjunct professor at the George Mason University School of Management and serves on the board of India International School, a non-profit organization engaged in enhancing the ancient cultural values of India. He has authored over 30 research papers and his research work has been profiled in many magazines. Dr. Priyadarshy received his MBA from the Pamplin School of Business at Virginia Tech and his Ph.D. from Indian Institute of Technology (IIT), Powai, Bombay (now Mumbai).

SARA HANKS, LEGAL ADVISOR

Ms. Hanks is the co-chair of SEC Advisory Committee on small & emerging companies. Formerly an SEC attorney and general counsel to the US Congressional Oversight Panel on TARP. Currently, Sara is the CEO of CrowdCheck, Inc. she has held this position since 2011.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Executive Compensation

For the year ended December 31, 2020, Sagoon Inc. paid the following annualized salaries to its executive officers:

Name	Capacity In Which Compensation Was Received	Cash Compensation ($)	Other Compensation ($)	Total Compensation ($)
Govinda Giri	Chief Executive Officer	$60,000	$0	$60,000
Swati Dayal	Chief Operations Officer	$33,000	$0	$33,000
Kabindra Sitoula	Chief Marketing Officer	$36,000	$0	$36,000

As of December 31, 2020, Kabrindra Sitoula has not received payment of his salary. As of December 31, 2020 he had received $0 for the year ended December 31, 2020. $36,000 is due and payable to him for the year ended December 31, 2020.

Currently, the directors of Sagoon, are not compensated by the company for their roles as directors. Govinda Giri is currently the sole director of the company. He is reimbursed for is expenses related to his participation on the board of directors. The company may choose to compensate the present director in the future, as well as compensate future directors.

Employment Agreements

As of December 31, 2020, Sagoon has 16 full-time representing approximately $90,000 in monthly operating expenses including web server hosting. All employees that are located in India have entered into an employment agreement with Sagoon.

As of January 1, 2018, Sagoon, Inc. entered into an employment agreement with its Chief Executive Officer, Govinda Giri.

As of June 1, 2018, Sagoon, Inc. entered into an employment agreement with its Whole Time Director (head of India operations), Swati Dayal.

As of December 31, 2020, we have not entered into any additional employment agreements with our executive officers. We may enter into employment agreements with them in the future. A stock incentive program for our directors, executive officers, employees and key consultants may be established in the future.

Employee Stock Incentive Plan

In the future, we may establish a management stock incentive plan pursuant to which stock options and awards may be authorized and granted to our directors, executive officers, employees and key employees or consultants. Details of such a plan have not been determined. Stock options or a significant equity ownership position in Sagoon may be utilized in the future to attract one or more new key senior executives to manage and facilitate our growth.

Board of Directors

Our board of directors currently consists of a single director – Govinda Giri. We may appoint additional independent directors to our board of directors in the future, particularly to serve on committees should they be established.

Committees of the Board of Directors

Currently, we have established a Board of Directors. We may establish an audit committee, compensation committee, a nominating, governance committee, and other committees in the future. Until such committees are established, the Board of Directors will act upon matters that would otherwise be addressed by such committees.

Item 4.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table reflects Sagoon’s voting securities: The following table sets forth information regarding beneficial ownership of the company’s management, directors, and holders of 10% or more of any class of our voting securities as of December 31, 2020.

Title of class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class	Percent of total voting power
Class A Common Stock	Govinda Giri 1980 Teasel Court Woodbridge, VA 22192	2,361,000 Direct Ownership	N/A	100%	99.97%

Class B Common Stock is non-voting; Class C Common Stock has limited voting rights equal to one tenth (1/10) of one vote per share. Govinda Giri is the only officer holding Class A Common Stock. As of December 31, 2020, there are no holders of Class C Common Stock that hold a 10% share or greater of that class.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock and options, warrants and convertible securities that are currently exercisable or convertible within 60 days of the date of this PPM into Shares are deemed to be outstanding and to be beneficially owned by the person holding the options, warrants or convertible securities for the purpose of computing the percentage ownership of the person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Item 5.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Since inception the company's Chief Executive Officer and various shareholders have funded operations through loans and personal loans received and the proceeds being remitted to the company. For loans provided to the company prior to December 31, 2015, most of these loans do not incur interest and are due upon demand.

Loans issued in 2016 and subsequent have interest rates varying from 8-12% per annum and matured at various times in 2017 or are due on demand. Various notes are in default based on their maturity dates. As of December 31, 2020 and December 31, 2019, principal amounts due to the Chief Executive Officer and shareholders under these loans was $258,297 and $256,797, respectively. For the non-interest bearing loans, the company imputed interest expense at 8.0%, the borrowing rate most likely available to them. During the years ended December 31, 2020 and 2019, the company recorded imputed interest expense related to these loans of $14,817 and $15,005, respectively. Interest expense for the years ended December 31, 2020 and 2019 was $5,320 and $4,450, respectively.

During 2020 and 2019, the company paid $12,000 and $2,373, respectively, to its Chief Executive Officer for rent for space utilized as he company’s United States headquarters.

Item 7.

FINANCIAL STATEMENTS

SAGOON, INC. AND SUBSIDIARIES

To the Board of Directors of

Sagoon, Inc. and Subsidiaries

Woodbridge, Virginia

INDEPENDENT AUDITOR’S REPORT

Opinion

We have audited the accompanying consolidated financial statements of Sagoon, Inc. and subsidiaries (the “Company”) which comprise the consolidated balance sheets as of December 31, 2020 and 2019, and the related consolidated statements of operations, changes in stockholder’s deficit, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2020 and 2019, and the results of its consolidated operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has incurred cumulative net losses of approximately $10.3 million as of December 31, 2020, incurred a net loss of approximately $1.1 million for the year ended December 31, 2020, and has a working capital deficit of approximately $652,000 as of December 31, 2020. The Company currently has limited liquidity, has yet to generate revenues from operations, and is in default of outstanding debt obligations. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Artesian CPA, LLC

Denver, Colorado

April 27, 2021

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

SAGOON, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2020	December 31, 2019
Assets
Current assets:
Cash	$364,871	$110,493
Total current assets	364,871	110,493

Property and equipment, net	2,854	7,023
Other assets	4,520	4,520
Total assets	$372,245	$122,036

Liabilities and Stockholders' Deficit
Current liabilities:
Accounts payable	$221,220	$274,775
Accrued liabilities	332,092	200,263
Notes payable, net discount of $6,400 and $0, respectively	205,709	196,963
Related party notes payable	258,297	256,797
Convertible debt	-	210,000
Total current liabilities	1,017,318	1,138,798

Notes payable	285,000	-
Convertible debt	210,000	-
Total liabilities	1,512,318	1,138,798

Commitments and contingencies

Stockholders' Deficit:
Common Stock:
Class A Common Stock; par value $0.0001; 2,361,000 shares authorized, issued and outstanding at December 31, 2020 and 2019	236	236
Class B Common stock; par value $0.0001; 1,639,000 shares authorized, 989,800 issued and outstanding at December 31, 2020 and 2019	100	100
Class C Common Stock; par value $0.0001; 1,000,000 shares authorized, 416,723 and 357,456 issued and outstanding at December 31, 2020 and 2019, respectively	41	35
Additional paid-in capital	9,258,035	8,305,685
Subscriptions receivable	(13,087)	-
Accumulated deficit	(10,341,983)	(9,267,239)
Accumulated other comprehensive loss	(43,415)	(55,579)
Total stockholders' deficit	(1,140,073)	(1,016,762)
Total liabilities and stockholders' deficit	$372,245	$122,036

See accompanying notes to the consolidated financial statements.

SAGOON, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended December 31, 2020	For the Year Ended December 31, 2019

Revenues	$-	$-

Cost of revenues	-	-

Gross profit	-	-

Operating expenses:
General and administrative	401,870	353,514
Sales and marketing	312,755	102,705
Research and development	247,418	194,867
Total operating expenses	962,043	651,086

Operating loss	(962,043)	(651,086)

Other expenses:
Interest expense	(112,701)	(87,295)
Total other expenses	(112,701)	(87,295)

Loss before provision for income taxes	(1,074,744)	(738,381)

Provision for income taxes	-	-

Net loss	(1,074,744)	(738,381)

Foreign currency translation gain (loss)	12,164	(12,596)

Other comprehensive loss	$(1,062,580)	$(750,977)

Basic and diluted net loss per common share	$(0.29)	$(0.20)
Weighted average shares outstanding - basic and diluted	3,727,785	3,700,472

 See accompanying notes to the consolidated financial statements.

 SAGOON, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

	Class A Common Stock		Class B Common Stock		Class C Common Stock		Additional			Accumulated Other	Total
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Paid-in Capital	Subscriptions Receivable	Accumulated Deficit	Comprehensive Loss	Stockholders' Deficit
December 31, 2018	2,361,000	$236	989,800	$100	344,411	$34	$8,038,887	$(174,899)	$(8,528,858)	$(42,983)	$(707,483)

Class C common stock issued for cash	-	-	-	-	13,045	1	300,064	-	-	-	300,065
Collection of subscription receivable	-	-	-	-	-	-	-	174,899	-	-	174,899
Offering costs	-	-	-	-	-	-	(48,271)	-	-	-	(48,271)
Imputed interest on related party notes	-	-	-	-	-	-	15,005	-	-	-	15,005
Net loss	-	-	-	-	-	-	-	-	(738,381)	(12,596)	(750,977)
December 31, 2019	2,361,000	236	989,800	100	357,456	35	8,305,685	-	(9,267,239)	(55,579)	(1,016,762)

Class C common stock issued for cash	-	-	-	-	59,267	6	984,560	(13,087)	-	-	971,479
Collection of subscription receivable	-	-	-	-	-	-	-	-	-	-	-
Offering costs	-	-	-	-	-	-	(47,024)	-	-	-	(47,024)
Imputed interest on related party notes	-	-	-	-	-	-	14,814	-	-	-	14,814
Net loss	-	-	-	-	-	-	-	-	(1,074,744)	12,164	(1,062,580)
December 31, 2020	2,361,000	$236	989,800	$100	416,723	$41	$9,258,035	$(13,087)	$(10,341,983)	$(43,415)	$(1,140,073)

See accompanying notes to consolidated financial statements.

 SAGOON, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2020	For the Year Ended December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,074,744)	$(738,381)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	4,027	5,365
Imputed interest on notes payable	14,814	15,005
Amortization of debt discount	12,600	16,993
Changes in operating assets and liabilities:
Accounts payable	(53,414)	11,901
Accrued liabilities	131,829	43,487
Net cash used in operating activities	(964,888)	(645,630)

CASH FLOWS FROM INVESTING ACTIVITIES:
Net cash used in investing activities	-	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of common stock	971,479	474,964
Offering costs paid	(47,024)	(48,271)
Proceeds from notes payable	360,000	137,275
Repayment of notes payable	(78,853)	(7,261)
Proceeds from related party notes payable	8,000	25,000
Repayment of related party notes payable	(6,500)	(38,000)
Net cash provided by financing activities	1,207,102	543,707

Cash effects of foreign currency	12,164	(12,596)

Increase (decrease) in cash and cash equivalents	254,378	(114,519)
Cash and cash equivalents, beginning of year	110,493	225,012
Cash and cash equivalents, end of year	$364,871	$110,493

Supplemental disclosures of cash flow information:
Cash paid for interest	$2,200	$-
Cash paid for income taxes	$-	$-

See accompanying notes to the consolidated financial statements.

SAGOON, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND OPERATIONS

Sagoon, Inc. (the “Company”) was incorporated in the State of Delaware on December 29, 2006 (“Inception”). Company’s first website was released for public use on November 2015.

The Company is a social media platform, and enables users to make connections, while also, thanks to a revenue sharing model with users, earning money for all the time spent on social media.

In December 2019, a novel strain of coronavirus surfaced. The spread of COVID-19 around the world in 2020 has caused significant volatility in U.S. and international markets. There is significant uncertainty around the breadth and duration of business disruptions related to COVID-19, as well as its impact on the U.S. and international economies. As of the issuance date of these financial statements, the Company’s operations as have not been materially impacted. However, but may be affected in the future, by the recent and ongoing outbreak. The ultimate disruption which may be caused by the outbreak is uncertain; however, it may result in a material adverse impact on the Company’s financial position, operations and cash flows. Possible areas that may be affected include, but are not limited to, disruption to the Company’s labor workforce, unavailability of products and supplies used in operations, and the decline in value of assets held by the Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting policies of the Company are in accordance with the accounting principles generally accepted in the United States of America (“GAAP”) and are presented in United States Dollars (“USD”) using the accrual basis of accounting. Outlined below are those policies considered particularly significant.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary Sagoon India Private Limited, an entity formed on January 12, 2015 under the laws of the nation of India. In addition, the consolidated financial statements include the accounts of another wholly owned subsidiary Sagoon Nepal Private Limited, an entity formed in July 2016. All significant intercompany transactions have been eliminated in the consolidation.

Going Concern

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America, which contemplate continuation of the Company as a going concern. The Company, however, as of December 31, 2020 has incurred cumulative net losses of approximately $10.3 million since inception, current year loss of approximately $1.1 million and has a working capital deficit of approximately $652,000. The Company currently has limited liquidity and has yet to generate revenues from operations. In addition, the Company is in default of outstanding debt obligations. These factors cause substantial doubt about the Company's ability to continue as a going concern. If the Company is unable to obtain adequate capital, it could be forced to cease operations.

Management anticipates that the Company will be dependent, for the foreseeable future, on additional investment capital to fund operating expenses. The Company intends to position itself so that it may be able to raise additional funds through the capital markets. In light of management’s efforts, there are no assurances that the Company will be successful in this or any of its endeavors or become financially viable and continue as a going concern.

SAGOON, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraph and eventually secure other sources of financing and attain profitable operations. The accompanying consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Risks and Uncertainties

The Company has a limited operating history and has not generated revenues from our planned principal operations.

The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide. These conditions include short-term and long-term interest rates, inflation, fluctuations in debt and equity capital markets and the general condition of the U.S. and world economy. A host of factors beyond the Company's control could cause fluctuations in these conditions, including the political environment and acts or threats of war or terrorism. Adverse developments in these general business and economic conditions, including recession, downturn or otherwise, could have a material adverse effect on the Company's consolidated financial condition and the results of its consolidated operations.

The Company currently has no sales and limited marketing and/or distribution capabilities. The Company has limited experience in developing, training or managing a sales force and will incur substantial additional expenses if we decide to market any of our current and future products. Developing a marketing and sales force is also time consuming and could delay launch of our future products. In addition, the Company will compete with many companies that currently have extensive and well-funded marketing and sales operations. Our marketing and sales efforts may be unable to compete successfully against these companies. In addition, the Company has limited capital to devote to sales and marketing.

The Company's industry is characterized by rapid changes in technology and customer demands. As a result, the Company's products may quickly become obsolete and unmarketable. The Company's future success will depend on its ability to adapt to technological advances, anticipate customer demands, develop new products and enhance our current products on a timely and cost-effective basis. Further, the Company's products must remain competitive with those of other companies with substantially greater resources. The Company may experience technical or other difficulties that could delay or prevent the development, introduction or marketing of new products or enhanced versions of existing products. Also, the Company may not be able to adapt new or enhanced products to emerging industry standards, and the Company's new products may not be favorably received. Nor may we have the capital resources to further the development of existing and/or new ones.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

SAGOON, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Fair Value Measurements

The carrying amounts reported in the accompanying consolidated financial statements for current assets and current liabilities approximate the fair value because of the immediate or short-term maturities of the financial instruments.

Fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The guidance also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors market participants would use in valuing the asset or liability. The guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs such as quoted prices in active markets;

Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3 - Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurements. The Company reviews the fair value hierarchy classification on a quarterly basis. Changes in the observability of valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy.

As of December 31, 2020 and 2019, the Company's cash was considered a level 1 instrument. The Company does not have any level 2 and 3 instruments.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents to the extent the funds are not being held for investment purposes.

Advertising Costs

The Company’s policy regarding advertising is to expense advertising when incurred.

Research and Development

The Company expenses research and development costs when incurred.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

SAGOON, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Stock-based Compensation

As of December 31, 2020, the Company has not issued any share-based payments to its employees or third-party consultants. The Company will account for stock options issued to employees and consultants under ASC 718 Compensation-Stock Compensation. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period.

The Company will measure compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company follows ASC 740, Income Taxes for recording the provision for income taxes. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Tax law and rate changes are reflected in income in the period such changes are enacted. The Company records a valuation allowance to reduce deferred tax assets to the amount that is more likely than not to be realized. The Company includes interest and penalties related to income taxes, including unrecognized tax benefits, within the income tax provision.

The Company's income tax returns are based on calculations and assumptions that are subject to examination by the Internal Revenue Service and other tax authorities. In addition, the calculation of the Company's tax liabilities involves dealing with uncertainties in the application of complex tax regulations. The Company recognizes liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. While the Company believes it has appropriate support for the positions taken on its tax returns, the Company regularly assesses the potential outcomes of examinations by tax authorities in determining the adequacy of its provision for income taxes. The Company continually assesses the likelihood and amount of potential adjustments and adjusts the income tax provision, income taxes payable and deferred taxes in the period in which the facts that give rise to a revision become known.

The Company recognizes windfall tax benefits associated with share-based awards directly to stockholders' equity only when realized. A windfall tax benefit occurs when the actual tax benefit realized by the Company upon an employee's disposition of a share-based award exceeds the deferred tax asset, if any, associated with the award that the Company had recorded. When assessing whether a tax benefit relating to share-based compensation has been realized, the Company follows the tax law ordering method, under which current year share-based compensation deductions are assumed to be utilized before net operating loss carryforwards and other tax attributes.

SAGOON, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Basic (Loss) per Common Share

Basic (loss) per share is calculated by dividing the Company’s net loss applicable to common shareholders by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company’s net loss available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. The Company's common stock equivalents as of December 31, 2020 and 2019 related to convertible notes payable, for which the effects would be anti-dilutive. Therefore, basic loss per common share equals diluted loss per common share for the years ended December 31, 2020 and 2019.

Foreign Currency

The consolidated financial statements are presented in United States Dollars, (“USD”), the reporting currency and the functional currency of our U.S. operations. The functional currency for the Company's subsidiary is their local currency in accordance with ASC 830 Foreign Currency Matters, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of stockholder’s deficit, whereas gains or losses resulting from foreign currency transactions are included in results of operations. The effect of foreign currency translation gain (loss) has been reflected during the years ended December 31, 2020 and 2019.

Recently Issued Accounting Guidance

The Financial Accounting Standards Board issues Accounting Standard Updates (“ASUs” or “ASU”) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. The Company believes those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on the Company.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 840), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The amendments in this standard are effective for fiscal years beginning January 1, 2022, including interim periods within those fiscal years, for a public entity. Early adoption of the amendments in this standard is permitted for all entities and the Company must recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The Company is currently in the process of evaluating the effect this guidance will have on its consolidated financial statements and related disclosures, however, the Company does not expect the impact to be material.

SAGOON, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2020 and 2019 consisted of the following:

	December 31, 2020	December 31, 2019
Computers and software	$35,677	$35,936
Furniture	5,000	5,000
Less: Accumulated depreciation	(37,823)	(33,913)
Property and equipment, net	$2,854	$7,023

Depreciation expense for the years ended December 31, 2020 and 2019 was $4,027 and $5,365, respectively.

NOTE 4 - NOTES PAYABLE

Notes Payable

From December 2014 to September 2015, a third party paid $66,949 in payroll related expenditures on behalf of the Company. Under the terms of the verbal agreement, the amounts payable to the third party incur interest at a rate of 24% per annum with the principal and interest compounding on a monthly basis. As of December 31, 2020, the Company owed principal and accrued interest of $61,949 and $96,204, respectively. As of December 31, 2019, the Company owed principal and accrued interest of $66,949 and $80,436, respectively. The Company has agreed to various repayment scenarios, however, none have been complied with. Thus, the amounts are considered due on demand. During the year ended December 31, 2020, the Company paid $5,000 for which was applied toward the principal. Interest expense was $15,768 and $16,068 for the years ended December 31, 2020 and 2019, respectively.

During 2019, the Company issued notes to various third parties resulting in proceeds of $137,275. The notes incur interest at rates ranging from 8% to 10% per annum and have due dates of less than one year. As of December 31, 2020, principal and interest due on these notes was $90,000 and $9,560, respectively. As of December 31, 2019, principal and interest due on these notes was $130,013 and $3,280, respectively. Interest expense was $8,480 and $3,280 for the years ended December 31, 2020 and 2019, respectively. During the year ended December 31, 2020, the Company paid $40,013 towards the principal balance. As of December 31, 2020, the notes were past maturity and in default.

During the year ended December 31, 2020, the Company borrowed a total of $94,000, for which proceeds of $75,000 were received from a third party. The note incur interest at 7.5% per annum to 8% per annum and matures in March 2021. As of December 31, 2020, principal and accrued interest due on this note was $60,160 and $4,336, respectively. The Company is amortizing the discount over the term of the note for which $12,600 was amortized to interest expense during the year ended December 31, 2020. The net balance on the note was $53,760 as of December 31, 2020. Interest expense for the year ended December 31, 2020 was $4,336 for which has been accrued as of December 31, 2020.

The Company received $125,000 in payroll protection program loans (“PPP”).  These loans provide for certain funding based on previous employment which in part may be forgivable under certain conditions. The remaining portion needs to be repaid over eighteen months years with a 10-month moratorium on payments and carry a 1% annual interest rate. These loans require no collateral nor personal guarantees. The Company has yet to file for forgiveness..

SAGOON, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In June 2020, the Company received a $160,000 economic injury disaster loan (“EIDL”). The loan accrues interest at a rate of 3.75% annually and is collateralized by all personal property and intangible assets of the Company. The loan has a 12-month moratorium on payments, after which monthly principal and interest payments of $731 will be made through the maturity date of June 2050.

Subsequent to December 31, 2020, the Company made payments of $47,690 towards the notes disclosed above.

Convertible Notes Payable

To date, the Company received total proceeds of $210,000 related to issuances of convertible notes payable to six holders. The proceeds were used for operations. The convertible notes payable incur interest at 15.0% per annum, due three years from the date of the initial issuance (dates ranging from August to October 2019) and convertible at $2.80 per share of Class C common stock. On the date of issuance, the Company was actively selling shares of its Class C common stock at $3.75 per share. Thus, the Company determined there was a beneficial conversion feature on the date of the issuance. The Company recorded a discount of $71,250 related to the beneficial conversion feature. In addition, the Company paid $5,000 in transaction costs in connection with the convertible notes payable. The discount is being amortizing using the straight-line method over the term of the convertible notes payable. During the years ended December 31, 2020 and 2019, the Company amortized $0 and $16,993, respectively, of the discount to interest expense. As of December 31, 2020, no discount remained. Accrued interest as of December 31, 2020 and 2019 was $128,396 and $96,896, respectively. Interest expense was $31,500 and $31,500 for the years ended December 31, 2020 and 2019, respectively. As of December 31, 2020 and 2019, the convertible notes were past their maturity and in default. Subsequent to year end the holders of the convertible notes payable converted the principal and accrued interest into 121,518 shares of Series C common stock.

Related Party Notes Payable

Since inception the Company's Chief Executive Officer and various shareholders have funded operations through loans and personal loans received and the proceeds being remitted to the Company. For loans provided to the Company prior to December 31, 2015, most of these loans do not incur interest and are due upon demand. Loans issued in 2016 and subsequent have interest rates varying from 8-12% per annum and matured at various times in 2017 or are due on demand. Various notes are in default based on their maturity dates. As of December 31, 2020 and 2019, principal amounts due to the Chief Executive Officer and shareholders under these loans was $258,297 and $256,797, respectively. For the non-interest bearing loans, the Company imputed interest expense at 8.0%, the borrowing rate most likely available to them. During the years ended December 31, 2020 and 2019, the Company recorded imputed interest expense related to these loans of $14,814 and $15,005, respectively. Interest expense for the years ended December 31, 2020 and 2019 was $5,320 and $4,450, respectively, with $24,970 and $19,650 in accrued interest due as of December 31, 2020 and 2019, respectively. Subsequent to December 31, 2020, the Company paid $33,000 toward the notes payable.

NOTE 5 - STOCKHOLDERS' DEFICIT

Until June 2, 2016, the Company was authorized to issue 4,000,000 shares of $0.0001 par value common stock. On June 3, 2016, the Company amended their articles of incorporation and increased the total amount of authorized shares to 5,000,000 for which three classes of common stock were designated. Class A common stock for which 2,361,000 shares are designated. The Class A common stock have voting rights on a one for one basis. Class B common stock for which 1,639,000 shares are designated. The Class B common stock have no voting rights. Class C common stock for which 1,000,000 shares are designated. The Class C common stock have voting rights equal to one tenth (1/10) of one vote per share.

SAGOON, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

During the year ended December 31, 2020, the Company issued 11,980 shares of its Class C common stock under a Regulation A offering at a price per share of $30, providing gross proceeds of $359,335. The Company incurred offering costs of $47,024 in connection with this offering.

During the year ended December 31, 2020, the Company issued 47,274 shares of its Class C common stock under a private stock offerings at prices per share of $11.50 and $23.00, where investors investing over $15,000 were provided bonus shares doubling the number of shares received. These offerings provided gross proceeds of $625,231.

During the year ended December 31, 2019, the Company sold 13,045 shares of Class C common stock at a per share price of $23 for gross cash proceeds of $300,065.

Subsequent to December 31, 2020, the Company has issued approximately 23,200 shares of Class C common stock at a per share price of $30 for gross cash proceeds of approximately $876,000.

Warrants

In November 2018, the Company entered into an agreement with advertising conglomerate located within Singapore. Under the terms of the agreement, the Company has committed to purchasing a minimum amount of advertising over a period of five years. The annual minimum commitment is $500,000 for which any remaining amount per a particular year is rolled over to the subsequent year. In addition, the Company granted warrants to purchase up to $3.5 million worth of the Company's Class C common stock for a period of five years. The exercise price of the warrants is currently $23 for which equates to 152,174 warrants. Upon exercise of the warrants by the investor, the Company is required to remit the proceeds back to the investor as a payment on the minimum advertising amounts. Thus, the transaction is in tandem to issuing warrants (shares of Class C common stock) for advertising. In addition, the Company had yet to engage or benefit from the advertising services. The Company expects to record the value of the warrants over the period to which the benefit will be received. Thus, the warrants will be valued at the point in which they are exercised and expensed over the expected advertising period.

In addition, the Company has an option to repurchase the Class C common stock at the higher of: (a) the pro rata value of the investors Class C common stock based upon the value of the Company in the most recent round of funding; (b) the aggregate amount of the investment plus a 15% return; and (c) the fair market value of the Company performed by an independent valuation.

Additionally, the Company will use its best efforts within the next five years to file an initial public offering. If unsuccessful, the investor has the right to demand repayment of the total amount of the investment.

During the year ended December 31, 2019, the investor exercised warrants to purchase 15,217 shares of Class C common stock at a price of $23 per share for which proceeds of $350,000 were received by the Company. The Company then remitted the proceeds back to the investor as a payment toward advertising services. As of December 31, 2020 and 2019, the related asset and liability of $350,000 have been netted for financial statement presentation purposes on the accompanying consolidated balance sheet and statement of cash flows.

SAGOON, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - INCOME TAXES

The provision for income taxes consisted of the following for the years ended December 31, 2020 and 2019:

	2020	2019
Income tax benefit attributable to:
Net loss	$(272,186)	$(199,363)
Permanent differences	4,000	4,051
Valuation allowance	268,186	195,312
Net provision for income tax	$-	$-

Net deferred tax assets consisted of the following components as of December 31, 2020 and 2019:

	2020	2019
Deferred tax asset attributable to:
Net operating loss carryover	$2,008,837	$1,740,651
Valuation allowance	(2,008,837)	(1,740,651)
Net deferred tax asset	$-	$-

During the years ended December 31, 2020 and 2019, the valuation allowance increased by $285,997 and $195,312, respectively.  At December 31, 2020, the Company had approximately $3.3 million of federal and state gross net operating losses and approximately $3.9 million in foreign net operating losses available. The net operating loss carry forward, if not utilized, will begin to expire in 2034 for federal and state purposes and in 2024 for foreign purposes.

Based on the available objective evidence, including the Company’s limited operating history and current liabilities in excess of assets, management believes it is more likely than not that the net deferred tax assets at December 31, 2020 and 2019, will not be fully realizable. Due to the uncertainty surrounding realization of the deferred tax asset, the Company has provided a full valuation allowance against its net deferred tax assets at December 31, 2020 and 2019.

The Company files income tax returns in the U.S., Indian and Nepal jurisdictions. Income tax returns for fiscal years 2016 through 2020 remain open to examination by tax authorities in the U.S. and foreign jurisdictions. The Company believes that it has made adequate provisions for all income tax uncertainties pertaining to these open tax years. There are no open tax examinations.

At December 31, 2020 and 2019, the applicable federal, state and foreign rates used in calculating the deferred tax provision was 21%, 6% and 24%, respectively.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company leases other office space for its operations under leases in which have terms of one year or less. Rent expense for the years ended December 31, 2020 and 2019 was $15,304 and $36,715, respectively.

During the years ended December 31, 2020 and 2019, the Company paid $12,000 and $12,000, respectively, to its CEO for space utilized as the Company’s United States Headquarters.

Warrant

See Note 5 for discussion of the granting of a warrant and related commitment.

NOTE 8 - RELATED PARTY TRANSACTIONS

See Notes 4, 5 and 7 for discussion of transactions with related parties.

NOTE 9 - SUBSEQUENT EVENTS

See Notes 4 and 5 for discussion of subsequent events.

The Company has evaluated events subsequent to the date of these financial statements through the date of the independent auditors’ report and has determined that no events, other than those disclosed above, have occurred that would materially affect the consolidated financial statements above.

Item 8.

INDEX TO EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Charter documents (Filed as an exhibit to the Sagoon Inc. Regulation A Preliminary Offering Statement on Form 1-A (Commission File No. 024-10635) and incorporated herein by reference.
2.2	Amended and Restated Bylaws (Filed as an exhibit to the Sagoon Inc. Regulation A Preliminary Offering Statement on Form 1-A (Commission File No. 024-10635) and incorporated herein by reference.
4.1

Form of Subscription Agreement for Ongoing Regulation A Offering (Filed as an exhibit to the Sagoon Inc. Regulation A Preliminary Offering Statement on Form 1-A (Commission File No. 024-11120) and incorporated herein by reference.

6.1	Investment Agreement between Sagoon Inc. and Sagoon, LLC (Filed as an exhibit to the Sagoon Inc. Regulation A Preliminary Offering Statement on Form 1-A (Commission File No. 024-10635) and incorporated herein by reference.

6.2	Employment Agreement between Sagoon Inc. and Govinda Giri dated January 1, 2018 (Filed as an exhibit to the Sagoon Inc. Form 1-K (Commission File No. 24R-00084) and incorporated herein by reference.
6.3	Lease agreement between Vatika Ltd., Vatika I.T. Parks Private Limited and Sagoon India Pvt. Ltd. dated January 5, 2017 (Filed as an exhibit to the Sagoon Inc. Form 1-K (Commission File No. 24R-00084) and incorporated herein by reference.

6.4

HT Warrant Purchase Agreement dated November 28, 2018 between Sagoon Inc and HT Overseas PTE Ltd. (Filed as an exhibit to the Sagoon Inc. Form 1-K Commision File No. 24R-0084) and incorporated herein by reference.

6.5	HT Warrant Agreement dated November 28, 2018 between Sagoon Inc and HT Overseas PTE Ltd. (Filed as an exhibit to the Sagoon Inc. Form 1-K Commision File No. 24R-0084) and incorporated herein by reference.

6.6

Loan Agreement dated April 22, 2019 between Sagoon Inc and Chetnath Bhandari (Filed as an exhibit to the Sagoon Inc. Regulation A Preliminary Offering Statement on Form 1-A (Commission File No. 024-11120) and incorporated herein by reference.

6.7

Loan Agreement dated September 9, 2019 between Sagoon Inc and Gunaraj Luitel (Filed as an exhibit to the Sagoon Inc. Regulation A Preliminary Offering Statement on Form 1-A (Commission File No. 024-11120) and incorporated herein by reference.

8	Form of Escrow Agreement (Filed as an exhibit to the Sagoon Inc. Regulation A Preliminary Offering Statement on Form 1-A POS (Commission File No. 024-11120) and incorporated herein by reference.
11	Consent of Artesian CPA LLC (Filed as an exhibit to the Sagoon Inc. Regulation A Preliminary Offering Statement on Form 1-A POS (Commission File No. 024-11120) and incorporated herein by reference.
12	Attorney opinion on legality of the offering (Filed as an exhibit to the Sagoon Inc. Regulation A Preliminary Offering Statement on Form 1-A (Commission File No. 024-11120) and incorporated herein by reference,

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Woodbridge, State of Virginia, on April 28, 2021.

Sagoon Inc.

By:	/s/ Govinda Giri
Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons in the capacities and on the dates indicated.

By:	/s/ Govinda Giri
Govinda Giri
Chief Executive Officer and Sole Director
April 28, 2021

By:	/s/ Govinda Giri
Govinda Giri
Interim Chief Financial Officer and Chief Accounting Officer
April 28, 2021